SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LIBERTY TRIPADVISOR HOLDINGS, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share
Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 531465102
Series B Common Stock: 531465201

(CUSIP Numbers)

Gregory B. Maffei
c/o Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 531465102
Series B Common Stock: 531465201

1.	Names of Reporting Persons

Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power Series A Common Stock: 0 (1) Series B Common Stock: 4,192,477 (2)

	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 0 (1) Series B Common Stock: 4,192,477 (2)

	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 0 (1) Series B Common Stock: 4,192,477 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 0% Series B Common Stock: 96.7% (3)

14.	Type of Reporting Person IN

(1)	Does not include shares of the Issuer’s (as defined below) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), issuable upon conversion of shares of the Issuer’s Series B Common Stock, par value $0.01 per share (the “Series B Common Stock,” and, together with the Series A Common Stock, the “Common Stock”), beneficially owned by Mr. Gregory B. Maffei (“Mr. Maffei”); however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 4,192,477 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 5.4% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(2)	Includes 599,222 shares of Series B Common Stock that are subject to options, which are exercisable as of, or will be exercisable within, 60 days of the date hereof.

(3)	For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 72,821,919 and the total number of shares of Series B Common Stock outstanding was 3,737,475, in each case, on April 30, 2023, as reported by Liberty TripAdvisor Holdings, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 3, 2023 and, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days of the date hereof. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 36.1% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY TRIPADVISOR HOLDINGS, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and Series B common stock, par value $0.01 per share (the “Series B Common Stock,” and, together with the Series A Common Stock, the “Common Stock”), of Liberty TripAdvisor Holdings, Inc. (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei” or the “Reporting Person”), on December 31, 2014, as amended by Amendment No. 1 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on September 17, 2019, Amendment No. 2 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on October 25, 2019, Amendment No. 3 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on March 18, 2020 and Amendment No. 4 to the Statement on Schedule 13D filed by Mr. Maffei with the SEC on December 21, 2020 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D (the “Amendment”) constitutes Amendment No. 5 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

The shares of Common Stock beneficially owned by Mr. Maffei and described in this Statement are being held by him for investment purposes.

Other than as set forth in this Amendment, Mr. Maffei does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Maffei is Chairman of the Board, President and Chief Executive Officer of the Issuer. As a result, Mr. Maffei regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) subject to the terms of the Standstill Letter, to acquire additional shares of Common Stock in open market or privately negotiated transactions or (ii) to dispose of all or a portion of his holdings of shares of Common Stock.  In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market prices of the Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) no shares of Series A Common Stock, which shares represent 0% of the outstanding shares of Series A Common Stock, and (ii) 4,192,477 shares of Series B Common Stock (including 599,222 shares that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, the date hereof), which shares represent approximately 96.7% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 72,821,919 shares of Series A Common Stock and 3,737,475 shares of Series B Common Stock, in each case, outstanding on April 30, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “10-Q”), filed with the SEC on May 3, 2023 and as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days of the date hereof. Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Maffei may be deemed to beneficially own voting securities of the Issuer representing approximately 36.1% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock, subject to the consultation right previously described in Item 6 of the Statement.

(c)  Other than as reported in this Amendment, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Person and the Issuer have mutually agreed to cancel, effective as of 5:00 pm Mountain Standard Time on May 31, 2023, certain vested and unexercised nonqualified stock options to purchase 1,797,107 shares of the Issuer’s Series B Common Stock at an exercise price equal to $27.83 per share in exchange for a cash payment of $1,222, representing the Black-Scholes value of the option award.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 2, 2023

	By:	/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GM Amendment No. 5 to Liberty TripAdvisor Holdings, Inc. 13D]